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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9C

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

PORTUGAL TELECOM, SGPS, S.A.
(Name of Subject Company)

PORTUGAL TELECOM, SGPS, S.A.
(Name of Person(s) Filing Statement)

Ordinary shares, nominal value €1 each
American Depositary Shares, each representing one ordinary share, nominal value €1 per share
(Title of Class of Securities)

Ordinary Shares (ISIN: PTPTC0AM0009)
American Depositary Shares (CUSIP: 737273102)
(CUSIP Number of Class of Securities)

Nuno Prego
Investor Relations Director
Portugal Telecom, SGPS, S.A.
Av. Fontes Pereira de Melo, 40
1069-300 Lisboa
Portugal
+351 21 500 1701
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

1.
Press Release of Portugal Telecom, SGPS, S.A. (the "Company"), dated June 2, 2006, entitled "Portugal Telecom informs on the put option in Vivo and the call option in Meditel"

IMPORTANT NOTICE

        Investors are urged to read the Company's Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company's principal executive offices in Lisbon, Portugal.

        These materials contain forward-looking statements based on management's current expectations or beliefs. These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements. Forward-looking statements may be identified by words such as "believes," "expects," "anticipates," "projects," "intends," "should," "seeks," "estimates," "future" or similar expressions. These statements reflect our current expectations. In light of the many risks and uncertainties surrounding the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

2

RELEASE

Portugal Telecom informs on the put option in Vivo
and the call option in Meditel

        Lisbon, Portugal, 2 June 2006—Following conversations held with the CMVM (Portuguese Securities and Exchange Commission) and news recently published in the media, Portugal Telecom would like to further clarify the market in relation to some additional aspects regarding the partnerships developed with the Telefónica Group through Brasilcel NV's joint venture (operating under the trademark "Vivo") and Medi Telecom, S.A. ("Meditel"), the second largest mobile operator in Morocco.

Vivo

        Pursuant to the shareholders agreement entered into between Telefónica Móviles, S.A. ("Telefónica Móviles"), Portugal Telecom, SGPS, S.A. ("Portugal Telecom"), PT Móveis, SGPS, S.A. ("PT Móveis") and Brasilcel N.V. ("Brasilcel") on 17 October 2002, Telefónica Móviles shall have the right to put all of Brasilcel's shares held by it to the Portugal Telecom Group, which shall buy such shares, if there is a change of control in Portugal Telecom, PT Móveis or any of their affiliates which directly or indirectly has an interest in Brasilcel.

        Likewise, Portugal Telecom Group shall have the right to put all of Brasilcel's shares held by it to Telefónica Móviles, which shall buy such shares, if there is a change of control in Telefónica, S.A., Telefónica Móviles or any of Telefónica Moviles' affiliates which directly or indirectly has an interest in Brasilcel.

        For this purpose, a change of control shall be deemed to have occurred in Portugal Telecom:

  1.
  If a percentage of 15% or more in the total voting rights in Portugal Telecom is reached by another telecom operator which is not acting in concert with Telefónica Móviles;

  2.
  If there is a change in the majority of the board members of Portugal Telecom as a consequence of a corporate transaction executed by Portugal Telecom, by virtue of which a number of shares is issued such that the voting share capital of such company is at least doubled at the time of the approval of such transaction.

        The same regime is correspondingly applicable to a change of control in Telefónica.

        The price shall be determined by an independent valuation, pursuant to the above mentioned agreements, to be conducted by investment banks, selected through the procedure established in those agreements. The payment shall be made, at the option of the group exercising the put, either in cash or in shares of the companies carrying out the mobile telecom business in Brazil that were transferred to Brasilcel by the party exercising the put, combined with a cash settlement of the differences that may occur.

        Brasilcel's shareholders agreement was attached to the Form 20-F annual report for the year of 2005 filed by Portugal Telecom on 21 April 2006.

Meditel

        On 16 April 1999, a shareholders agreement ("Agreement") was entered into between the companies of Banque Marocaine du Commerce Exterieur group (Banque Marocaine du Commerce Exterieur, Royale Marocaine d'Assurances and Al Wataniya), Holdco, S.A., Telefónica Intercontinental, S.A. ("TCSI") and Portugal Telecom International, SGPS, S.A. ("PTI").

1

        Pursuant to the Agreement, in the case of a change of control in any party, the remaining parties shall have a call option under which terms they may request that the shares held by the party affected by the change of control are sold to the other parties according to its fair market value minus 10%. If such a request is presented by more than one party, the acquisition of the shares held by the party affected by the change of control shall be made pro-rata.

        For this purpose, a change of control shall mean:

  (a)
  A direct or indirect acquisition of a controlling interest (an interest which provides the power to, directly or indirectly, direct or cause the direction of the management and policies of another entity, whether by voting rights, any agreements or otherwise) in a party by any third party or group of connected third parties not having control of that party at the date of the Agreement;

  (b)
  An acquisition, by a direct or indirect competitor of PTI or TCSI, of a controlling interest in Portugal Telecom or Telefónica (under the terms described in (a) above), respectively.

        This information is also available on PT's IR website http://ir.telecom.pt.

Contact:	Nuno Prego, Investor Relations Director nuno.prego@telecom.pt Portugal Telecom Tel: +351 21 500 1701 Fax: +351 21 500 0800

        Investors are urged to read the Company's Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company's principal executive offices in Lisbon, Portugal.

        PT is listed on the Euronext and New York Stock Exchanges. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

2

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TABLE OF CONTENTS
IMPORTANT NOTICE
Portugal Telecom informs on the put option in Vivo and the call option in Meditel